naked brand group®

Investor Presentation

NASDAQ: NAKD

June 2019



Forward Looking Statements

Additional Information and Where to Find It

This investor presentation of Naked Brand Group Limited ("Naked") shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Naked files annual reports and certain other documents with the SEC. The documents filed by Naked with the SEC may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders of Naked may obtain free copies of the documents filed with the SEC by Naked by directing a written request to: Naked Brand Group Limited, Building 7B, 2 Huntley Street Alexandria, 2015 NSW, Australia Attention: Investor Relations.

Note About Financial Information

Certain financial information contained in this investor presentation is unaudited. Additionally, certain financial projections contained in this investor presentation are forward-looking statements (see note below on forward-looking statements) that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Naked's control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in this investor presentation. The inclusion of the projections in this investor presentation should not be regarded as an indication that Naked or its representatives considered or consider the projections to be a reliable prediction of future events, and reliance should not be placed on the projections. Naked has not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither Naked's management nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of Naked compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. Accordingly, they should not be looked upon as "guidance" of any sort.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this investor presentation, other than purely historical information, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in or incorporated by reference into this presentation are forward-looking statements, including statements regarding strategy, future operations, future transactions, future financial position, future revenue, projected expenses, prospects, plans and objectives of management. All such forward-looking statements are based on management's current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in such statements. Naked may not actually achieve the plans, carry out the intentions or meet the expectations disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: Naked's ability to complete the integration of the operations of Bendon Limited and Naked Brand Group Inc.; the risk that the projected value creation and efficiencies from the transaction with Bendon Limited and Naked Brand Group Inc. will not be realized; difficulties in maintaining customer, supplier, employee, operational and strategic relationships; the possibility that a robust market for Naked's shares may not develop; Naked's ability to raise additional financing; Naked's ability to anticipate consumer preferences; and the other risks and uncertainties set forth under "Risk Factors" in Naked's Annual Report on Form 20-F for the fiscal year ended January 31, 2019. Further, investors should keep in mind that Naked's revenue and profits can fluctuate materially depending on many factors. Accordingly, Naked's revenue and profits in any particular fiscal period may not be indicative of future results. Naked disclaims any intent or obligation to update these forward-looking statements to reflect events or circumstances that exist after the date on which they were made.

NAKED BRAND GROUP IS A LEADING INTIMATE APPAREL & SLEEPWEAR COMPANY WITH A HIGHLY PRODUCTIVE PORTFOLIO OF GLOBALLY RECOGNIZED COMPANY-OWNED & LICENSED BRANDS

12 Brands are distributed in 43 countries worldwide through 5,500+ retail doors, a growing network of eCommerce sites and 60 company-owned Bendon retail and outlet stores in Australia and New Zealand.

Targeted organic growth strategy leveraging the Company's operating platform which can quickly scale to over $200M in revenue with minimal additional G&A.

Experienced management team with deep industry and operating experience.

NASDAQ: NAKD - USD$

Share Price[1]	$0.27
Market Cap[1]	$16.7M
Total Assets	$49.0M
Total Liabilities	$34.0M
Revenues (TTM)[2,3,4]	$77.2M
Shares Outstanding	59.4M
Fully Diluted Shares Outstanding	93.4M
Cash Received On Fully Diluted	$29.2M
Insider Holdings	29.4%
Headquarters	Sydney, Australia
Fiscal year End	January 31st

1) At June 13, 2019
2) Pro forma numbers as at May 31, 2019 using the conversion rate (1 NZD = 0.69 USD)
3) Trailing 12 months ended Jan 31st, 2019
4) Gross revenue less Discounts

Business Overview



Purpose | Curators & creators of the *world's leading* intimate & apparel brands.

Vision | *Supporting & uplifting everybody* through the generations.

Mission | *Powering a digital first, omni channel experience* to retain & build loyal customers.

FOUNDED 1947

Founded in 1947, by Ray and Des Hurley revolutionizing the industry by creating lingerie that could "bend on" to the body, freeing women from uncomfortable, heavy wires. Through dedication to quality and innovation, Bendon is now a global leader in Intimate Apparel continuing to fit women all over the world.

LISTED ON NASDAQ

Listed on the Nasdaq, Bendon is a wholly owned subsidiary of Naked Brand Group, a listed entity on Nasdaq heralding the next chapter.

600+ EMPLOYEES

Offers a fully integrated manufacturing, retail and distribution solution.

Approximately 600 staff in offices in New York, Sydney and Auckland, and presence in 43 countries.

12 BRANDS

Caters to broad customer segments through a highly productive portfolio of 12 internationally recognized, company-owned and licensed brands.

60 STORES

Direct to consumer network of 60 company owned Bendon retail and outlet stores in Australia and New Zealand, along with 4 global transactional e-Commerce sites.

GLOBAL FOOTPRINT

Southern Hemisphere includes Australia and New Zealand; both regions serviced by stores, wholesale and ecommerce. Northern Hemisphere includes US and Europe regions USA online (website and marketplace) and wholesale. Europe is both distribution & wholesale

5,500+ WHOLESALE DOORS

Currently stocked in over 5,500 wholesale retailers internationally.

Online wholesale partners include Amazon and The Outnet.

32% ONLINE SALES PENETRATION

Large eCommerce offering across Australia, New Zealand and US with the BLNZ and AU websites, and Fredericks Of Hollywood and HKI.com.

Growth opportunities in US and HKI.com and development of the FOH business.

Consistent Category Growth



AVERAGE REVENUE PER CAPITA IN THE APPAREL MARKET (WORLDWIDE)
$ Average spend per capita in the lingerie market annually
100.00
75.00
50.00
25.00
0.00
53.43
55.99
57.47
59.00
61.71
64.65
65.73
68.22
70.83
73.60
76.50
79.57
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
Hosiery
Lingerie
Sports & Swimwear

1) Allied Market Research 2017

Our point of difference: Servicing all generations for every occasion


1
bendon BOY
2
bendon MAN
HEIDI KLUM MAN™
Davenport
1
bendon GIRL
2
bendon
Fayreform
HEIDI KLUM INTIMATES™
pleasure state
Frederick's OF HOLLYWOOD
LOVABLE
nak:d
HICKORY
3
bendon
Fayreform
4
bendon
Fayreform
HEIDI KLUM INTIMATES™
LOVABLE
5
bendon
Fayreform
HEIDI KLUM INTIMATES™
pleasure state
Frederick's OF HOLLYWOOD
LOVABLE
nak:d
HICKORY
6
bendon
Fayreform
HEIDI KLUM INTIMATES™
pleasure state
Frederick's OF HOLLYWOOD
LOVABLE
nak:d
HICKORY
7
bendon
Fayreform
nak:d
HICKORY

2,850,000
CUSTOMER DATABASE SIZE

1,232,000
ACTIVE CUSTOMERS

$17
ACQUISITION COST

$450
LTV

72
NET PROMOTRER SCORE



OUR CUSTOMER

Looking after them through all life's beautiful phases. Letting them shop with us how they choose to. And communicating with them, wherever they feel most comfortable.

287,052
SOCIAL MEDIA FOLLOWERS

18-60
FEMALE CORE AUDIENCE

80%
WOMEN ARE WEARING THE WRONG SIZE BRA [3]

2-3
BRAS PURCHASED PER YEAR [2]

81%
RESEARCH ONLINE BEFORE GOING IN STORE [1]

1) GE Capital Retail Bank's Annual Shopper Survey
2) Frederick's of Hollywood Survey, June 2017
3) Bendon Lingerie Survey, February 2017

FY19 Results



Strategic Business Update| Profit & Loss Statement

Key insights 2019 vs 2018

- Cash constraints led to inventory supply issues, and a consequent inability to meet demand
- Stock demand continues to exceed stock supply
- Despite the aforesaid, gross profit % maintained
- Transaction expenses higher following merger between Naked and Bendon
- Non cash impairment expenses higher due to lower revenues
- Resulting in higher loss vs 2018
- Trading EBITDA slightly lower year on year, however operating EBITDA performance improvement achieved on c. $13m lower sales vs 2018

	For the Year Ended 31 January 2019 US$m's	For the Year Ended 31 January 2018 US$m's
Revenue	77.2	90.7
Cost of goods sold	-51.4	-60.3
Gross profit	25.8	30.3
Gross profit %	33%	33%
Brand management	-34.0	-37.0
Administrative expenses	-2.4	-2.9
Corporate expenses	-9.8	-8.9
Finance expense	-2.8	-6.1
Brand transition, restructure and transaction expenses	-7.0	-2.3
Impairment expense	-5.6	-1.3
Other foreign currency gains/(losses)	1.4	0.5
Fair value gain/(loss) on Convertible Notes derivative	-0.5	1.7
Loss before income tax	-34.8	-25.9
Income tax (expense)/benefit	0.9	0.0
Loss for the period	-34.0	-25.9
Segment EBITDA	-17.6	-16.5
Income tax (expense)/benefit	0.9	0.0
Impairment expense	-5.6	-1.3
Finance expense	-2.8	-6.1
Brand transition, restructure and transaction expenses	-6.9	-2.3
FX (losses) gains and other reconciling items	-2.0	0.3
Total net loss after tax	-34.0	-25.9

Key insights

- Lower inventories due to lack of working capital
- Increase in assets following FOH acquisition
- Lower Borrowings following amortization of debt
- Increase in equity following capital raises and merger
- Having decreased debt from $35.9m to $14.4m, the company is now focused on using capital to increase inventory to increase profitability
- Increase in Intangible Assets the result of the acquisition of the Naked brand and Fredericks of Hollywood License acquisitions

- **Balance Sheet restructuring subsequent to this period has provided the path to returning to profitability**
- **Inventory has rebuilt and continues to rebuild as a result of recent capital restructuring (see next page)**
- **Forecasted to return to positive cashflow from operations in the second half of Fiscal 2020**

Balance Sheet	As at 31 January 2019 US$m's	As at 31 January 2018 US$m's
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	1.3	7.4
Trade and other receivables	6.6	9.0
Inventories	14.6	21.5
Other	0.5	10.6
TOTAL CURRENT ASSETS	23.0	48.5
TOTAL NON-CURRENT ASSETS	29.2	12.3
TOTAL ASSETS	52.2	60.8
LIABILITIES		
CURRENT LIABILITIES		
Trade and other payables	24.5	22.4
Borrowings	14.4	35.9
Other	4.4	4.5
TOTAL CURRENT LIABILITIES	43.3	62.9
TOTAL NON-CURRENT LIABILITIES	1.6	1.9
TOTAL LIABILITIES	44.9	64.7
NET ASSETS/(LIABILITIES)	7.2	-3.9
EQUITY		
Share capital	92.5	47.4
Other reserves	-1.4	-1.4
Accumulated losses	-83.9	-49.9
TOTAL EQUITY	7.2	-3.9


Strategic
Business
Update



New experienced leadership team:

- **Chief Executive Officer, Anna Johnson** – Started October 19
    - 2016-2018 – Executive General Manager of The Warehouse Group (NZE: WHS)
    - 2012-2016 - Head of Bendon "Direct to Customer" channels for 5 years, growing revenue by 60% and Net Contribution by 80%
- **Chief Financial Officer, David Andersen** – Starting 20th June 19
    - 2016-2019 - Head of Finance of Goodman Fielder New Zealand, one of NZ largest consumer goods companies
    - 2007-2016 - Chief Financial and Operating Officer of Icebreaker, deep apparel experience in finance, sourcing, supply chain and logistics
- **Chief Merchandise Officer, Irene Hayler**
    - 18 years of experience in Lingerie, 9 years with Bendon/Naked
- **Chief Digital Officer, Isabel Campbell**
    - 10 years experience across eCommerce, started Jan 2019
- **Chief Marketing Officer, Sonya Wilkinson**
    - 18 years of global brand marketing across UK, Australia and New Zealand, Starting August 2019



Restructured and consolidated the global business over the past 6 months:

- Exited costly office infrastructure in the UK, EU in Jan 2019 and select Australian and New Zealand independent wholesale relationships by Sept 2019
- Downsized and optimized support offices in Sydney, Hong Kong and the US
- Exited redundant Distribution centres . One in the UK – Feb 2019 and one of the three DC's in the US in May 2019
- Restructured global support staff (reduction of 44 headcount)
- Re platformed Bendon Lingerie ecommerce, reducing G&A by 40%
- **Anticipated annual G&A savings of $6.5m, further savings expected**



Next phase of optimization

- Leverage existing infrastructure with refreshed Balance Sheet to deliver sales growth and incremental margin across all channels
- Margin growth through renewed focus on COGS, optimizing product range and inventory profile
- Manufacturing partner expansion outside of mainland China to mitigate concentration & duty risks and drive margin benefits, including Sri Lanka and Bangladesh
- Continued focus on G&A cost reduction to ensure business model is optimized and further savings realised
- Optimize transaction metrics of customer database of 2.8 million, through fit and loyalty programs
- Consolidation of technology to increase ROI and productivity and further reduce G&A
- Implementation of omnichannel strategy providing our customers an integrated shopping experience and optimizing stock



Significant Short Term Growth opportunities

- Expand existing eCommerce business from 32% to 40% of revenue within 3 years, with a focus on Fredericks of Hollywood and Heidi Klum in the USA
- Expand existing successful USA mass retail rollouts, with customer specific product developments and door (store) expansion
- Expansion of existing strategic wholesale customer “ship direct to consumer” model
- Introduction of heritage brands to global markets
- Optimization of product assortment and increase replenishment business
- Expansion of international distributors – Europe, Mexico and Japan

Key Takeaways

- The brands are well positioned to continue to expand the ecommerce revenue with a projected increase from 32% of total revenue to 40% of total revenue within 3 years
- Iconic brand and product portfolio with $77.2m in TTM revenue, including an evergreen partnership with Heidi Klum
- Operating platform quickly scalable to over $200m in revenue with minimal additional G&A
- Accelerating DTC growth in eCommerce and retail channels
- Expanding strategic large-scale retailer relationships, with a focus on the US market
- Recent debt restructuring and equity financing strengthens balance sheet providing the working capital to enable the business to grow sustainably
- Anticipated $6.5 million in annualized cost savings realized to date, with more to come
- New Executive management team with long term industry and financial experience to lead the company to growth and profitability
- **FORECASTED POSITIVE CASH FLOW FROM OPERATIONS IN SECOND HALF OF FISCAL 20**

naked | Frederick's of Hollywood | HEIDI KLUM MAN™ | HEIDI KLUM INTIMATES™ | HEIDI KLUM INTIMATES™ Solutions | pleasure state™

LOVABLE | Fayreform | bendon | bendon MAN | HICKORY | Davenport

Channel Overview



PER MINUTE

5.6 BRAS SOLD GLOBALLY



- **32% GROUP SALES** Are online
- **5,500+** Wholesale doors: David Jones, Myer, Farmers, Woolworths, Dillard's, Bloomingdales & Selfridges
- **60 COMPANY OWNED RETAIL STORES** In Australia & New Zealand
- **ACROSS 3 CONTINENTS**
- **4 GLOBAL ECOMMERCE WEBSITES**
- **3 GLOBAL ONLINE MARKETPLACES** Amazon, Nordstrom & The Outnet

naked brand group.

Channel Overview

% OF SALES BY CHANNEL



Wholesale
29%
E-Commerce
32%
Retail/Outlet
39%

% OF SALES BY REGION



US United States
33%
AU Australia
30%
UK/EU
4%
NZ New Zealand
33%

% OF SALES BY BRAND



Pleasure State
9%
Bendon
16%
Other
12%
Fayreform
10%
Naked
4%
Lovable
6%
Fredericks of Hollywood
23%
Heidi Klum
19%

Global eCommerce business is now 32% ($28,000,000 USD) of the revenue across the business

- ANNUAL PAGE VIEWS 914,000,000
- ANNUAL ONLINE TRANSACTIONS 441,000
- ANNUAL VISITS 18,200,000
- ANNUAL UNITS 1,600,000


NEW SUMMER COLLECTION 30% OFF!
SUMMER
HAS ARRIVED!
All of our sizzling new summer styles are here!
SHOP NOW

- Unify tech stack globally to reduce cost and simplify operations to achieve 50% opex reduction
- Best in class User Experience in development across all platforms - new responsive templates, video content and reviews, new search technology and personalized merchandising tools
- Focus on growing marketplace by developing capability for dynamic pricing and listing optimization. Progress listing FOH entire catalogue of 3000 styles through Seller fulfilled Prime
- Focus on mobile: Introduce new technologies to drive conversion through mobile
- Focus on fit finding online with new data tools being introduced in 2019 to guide women to right purchase first time
- New customer acquisition into FOH online business to drive younger uptake of the brand in US
- Ecommerce returns run at 10% of sales globally

Store network consists of 60 stores across Australia and New Zealand, with the opportunity to expand footprint

AUS - 24 STORES
NZ - 36 STORES

16 FULL PRICE STORES

44 OUTLET STORES

6 NEW STORES

72 NET PROMOTER SCORE


BENDON LINGERIE
40% OFF BRAS

- Targeting 20 % growth FY21
- KPI objectives of conversion at 36%, Unit Per Transaction 3.5 and Average Transaction Value $55.00
- Current YTD conversion –28% Unit Per Transaction 2.77, Average Transaction Value $46.77
- Current Net Promoter Score 72.1 with goal to grow to 80 by end of FY20 utilizing team culture as the driving force with service and fit standards.
- 6 new stores (4 opened FY to date) with planned Landlord contribution of 80% shop fitout costs
- Closure of all loss making stores



5,500+ DOORS
WHOLESALE

300 DOORS
NAKED & DILLARD'S

30 YEARS
WITH MYER & DAVID JONES

4100+ DOORS
HEIDI KLUM SOLUTIONS

36 YEARS
WITH FARMERS

10 YEARS
ALMOST NAKED WITH BLOOMINGDALES

Northern Hemisphere

- USA wide distribution in 4500+ doors
- Dillard's department stores championing the Naked brand in all 300 doors. 10 year relationship with Bloomingdales continues with exciting new programs like Almost Naked
- Existing Pharmacy permanent program with Heidi Klum Intimate Solutions in 4100 + doors
- Growing business with Amazon FBA featuring Heidi Klum Intimates and Frederick's of Hollywood brands
- New mass market program launching in Fall '19
- In the UK we partner with designer department store Selfridges, voted the best department store in the world
- UK online partner, luxury designer brand website The Outnet
- EU Distributors we have partners across Benelux, Russia, Ukraine, Czech Republic, Baltic States & Scandinavia

Southern Hemisphere

- Distribution and brand awareness through 1078 doors across Australia, New Zealand (AU 900, NZ 178)
- NZ heritage business with 36 year relationship with NZ iconic department Store - Farmers
- 30 year relationship with Australian department Stores - Myer & David Jones
- Partner strategy launched in mass market Australia in 2016 and continuing to develop with new partners

CHAIRMAN
Justin Davis-Rice

Mr. Davis-Rice is currently Executive Chairman of Bendon Limited. Prior to becoming Executive Chairman, Mr. Davis-Rice served as Chief Executive Officer of Bendon Limited since 2010. As CEO, he transformed the company through an operational restructuring and a re-engineering of key functional and operational aspects of the business including, supply chain, human resources, design and development, sourcing, wholesale and retail sales. Prior to joining Bendon Limited, Mr. Davis-Rice co-founded Pleasure State, an intimate apparel company which he merged with Bendon Limited in May 2010.

CHIEF EXECUTIVE OFFICER
Anna Johnson

Ms. Johnson brings to Naked a track record of over 25 years experience driving growth across a number of industries including consumer electronics, outdoor adventure and intimate apparel. Prior to rejoining Bendon, Ms. Johnson was EGM of operations with The Warehouse Group (NZE: WHS), one of New Zealand's largest publicly listed companies, where she oversaw $1 billion of revenue and a 93-store footprint. From 2012 to 2017, Ms. Johnson spearheaded the retail channel at Bendon as EGM, delivering sequential 30% plus returns from multiple women's categories. Prior to Bendon, Ms. Johnson was the GM for the New Zealand territory and franchisee with Harvey Norman (ASX: HVN), one of Australia's largest list retailers.

CHIEF FINANCIAL OFFICER
David Anderson

Mr Anderson has held senior financial positions across a range of industries including FMCG, apparel and corporate recovery with a focus of optimizing financial performance. Prior to joining Bendon, Mr Anderson was the Head of Finance for Goodman Fielder, NZ's largest FMCG company, where he oversaw the financial aspects of the business with $950m in revenue, 1500 employees and manufacturing across 11 sites. From 2007 to 2016, Mr Anderson worked for Icebreaker, an international apparel brand., he was integral in ensuring the sustainable growth of Icebreaker, as CFO and then as both CFO & COO, as it increased global revenues from $63m to $220m. This involved a relentless focus in optimizing the operational aspects of the business to improve margins. Prior to Icebreaker, Mr Anderson worked for PriceWaterhouseCoopers, and worked in its corporate recovery division with a focus on business turnarounds.

NON-EXECUTIVE DIRECTOR
Paul Hayes

Mr. Hayes has served as a member of Naked's board of directors since February 2015. Mr. Hayes, a certified public accountant, has been the Vice President Finance for Parfums de Coeur Ltd, a beauty and wellness products concern, since September 2014. Through September 2013 and for more than five years previous he was with The Warnaco Group, Inc. in several roles of financial leadership. He has extensive global experience managing and driving growth in a wide range of industries, particularly in the intimate apparel and sleepwear categories through his tenure at Calvin Klein. Mr. Hayes is a Certified Public Accountant and led the commercial finance and accounting team for the $500 million Calvin Klein brand business in Europe in his capacity as Chief Financial Officer for the Europe region of The Warnaco Group.

NON-EXECUTIVE DIRECTOR
Andrew Shape

Mr. Shape has over 25 years of merchandising, marketing, branding, licensing, and management experience. He is the co-founder and current President of Stran & Company, Inc. – a top 50 promotional merchandise and marketing agency founded in 1994 that provides leading consumer brands with promotional merchandise and marketing support. Mr Shape has also provided consulting and management services to early stage brands on how to launch the brand, create a marketing plan, establish distribution models, earn market share, and formulate an exit strategy. Prior to forming Stran & Company, Mr Shape worked at Copithorne & Bellows Public Relations (a Porter Novelli company) as an Account Executive covering the technology industry.

Capital Markets

STOCK: NAKD NASDAQ LISTED	
Ordinary Shares Outstanding	52.8mil
Options/Warrants	30.6mil
Sector	Consumer Non-Durables
Year-End	January 31st
Transfer Agent	Continental Stock Transfer & Trust
Independent Auditor	Pricewaterhouse Coopers
Legal Counsel	Graubard Miller
Investor Relations	MZ Group

NEWS RELEASES

June 11, 2019
Naked Brand Group appoints David Anderson as Chief Financial Officer

May 14, 2019
Naked Brand Group Limited Signs Definitive Agreement for $1.5 M strategic Investment from TokenPay Swiss AG

April 3, 2019
Naked Brand Group Limited Appoints Anna Johnson as Chief Executive Officer

March 28, 2019
Naked Brand Group Limited Signs Definitive Agreement for $3.9 Million Private Placement and Completes Debt Restructuring with Key Manufacturing Partners

December 20, 2018
Naked Brand Group Limited Reports First Half Fiscal 2019 Financial Results

November 5, 2018
Naked Brand Group Limited Completes Acquisition of Fredericks of Hollywood Global E-Commerce Licensee, FOH Online Corp.



THANK YOU

Naked Brand Group Limited
Company Contact:
Joel Primus - Investor Relations
joel@thenakedshop.com

MZ North America
Investor Relations Contact:
Chris Tyson - Managing Director
949-491-8235
chris.tyson@mzgroup.us